MUNDOVAL FUND

GLOBAL VALUE INVESTING

Investment Opportunities Abound Abroad

The Mundoval Fund invests in businesses throughout the world. Investing globally provides a greater number of opportunities to select from, and the potential to reduce risk and enhance return through diversification.

By limiting your investments to only American companies, you're missing the opportunity to own some of the world's most successful businesses:

Of the 10 Largest Businesses in the Following Industries,*
Many are Located Overseas:



Restaurants
5 of the 10 largest are Non-US
Department Store
5 of 10
Pharmaceuticals
6 of 10
Railroads
7 of 10
Airlines
7 of 10
Broadcasting
8 of 10
Publishing
8 of 10
Automobile Manufacturers
9 of 10
Food Retail
9 of 10
Steel
10 of 10
Construction Materials
10 of 10

**As measured by market capitalization. Source: Standard & Poor's Capital IQ, 11/29/10. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing*

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 11/30/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	36
2009 Turnover:	15%
Net Assets:	$10.81 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037